                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                Amendment No. 1


                              WYMAN-GORDON COMPANY
                               (Name of Company)



                                  COMMON STOCK
                           Par Value $1.00 per Share
                         (Title of Class of Securities)


                                  983085 10 1
                                 (CUSIP Number)


                              Diane K. Schumacher
                         Vice President, Administration
                             & Corporate Secretary
                            Cooper Industries, Inc.
                                 P.O. Box 4446
                             Houston, Texas  77210
                                (713)  739-5400
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                January 31, 1995
                         (Date of Event which Requires
                           Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box              [   ]

        Check the following box if a fee is being paid with this statement
                 [   ]

CUSIP No.  983085 10 1

- ------------------------------------------------------------------------------

1)       Names of Reporting Persons S.S. or I.R.S. Identification
         Nos. of Above Persons:

                 Cooper Industries, Inc.
                 31-4156620

- ------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group:

         (a)        X
         (b) _________________

- ------------------------------------------------------------------------------

3)       SEC Use Only:

- ------------------------------------------------------------------------------

4)       Source of funds:         00

- ------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e): _____________________________

- ------------------------------------------------------------------------------

6)       Citizenship or Place of Organization:       Ohio

- ------------------------------------------------------------------------------

Number of shares           7)     Sole Voting Power        16,500,000*
Beneficially Owned         8)     Shared Voting Power ____________________
By Each Reporting          9)     Sole Dispositive Power   16,500,000*
Person With               10)     Shared Dispositive Power _______________

- ------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned By Each Reporting
         Person:        16,500,000*

- ------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares: ____________________

- ------------------------------------------------------------------------------

13)      Percent of Class Represented By Amount in Row (11)   47.8

- ------------------------------------------------------------------------------

14)      Type of Reporting Person:   CO


*See discussion under Item 5 following.

CUSIP No.  983085 10 1

- ------------------------------------------------------------------------------

1)       Names of Reporting Persons S.S. or I.R.S. Identification
         Nos. of Above Persons:

                 CS Holdings Inc.
                 76-0450820

- ------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group:

         (a)        X
         (b)   _________________

- ------------------------------------------------------------------------------

3)       SEC Use Only:

- ------------------------------------------------------------------------------

4)       Source of funds:         00

- ------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e): _____________________________

- ------------------------------------------------------------------------------

6)       Citizenship or Place of Organization:       Delaware

- ------------------------------------------------------------------------------

Number of shares           7)     Sole Voting Power        16,500,000*
Beneficially Owned         8)     Shared Voting Power ____________________
By Each Reporting          9)     Sole Dispositive Power   16,500,000*
Person With               10)     Shared Dispositive Power _______________

- ------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned By Each Reporting
         Person:        16,500,000*

- ------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares: ____________________

- ------------------------------------------------------------------------------

13)      Percent of Class Represented By Amount in Row (11)   47.8

- ------------------------------------------------------------------------------

14)      Type of Reporting Person:   CO


*See discussion under Item 5 following.

CUSIP No.  983085 10 1

- ------------------------------------------------------------------------------

1)       Names of Reporting Persons S.S. or I.R.S. Identification
         Nos. of Above Persons:

                 CS Holdings International Inc.

- ------------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group:

         (a)        X
         (b)  _________________

- ------------------------------------------------------------------------------

3)       SEC Use Only:

- ------------------------------------------------------------------------------

4)       Source of funds:         00

- ------------------------------------------------------------------------------

5)       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e): _____________________________

- ------------------------------------------------------------------------------

6)       Citizenship or Place of Organization:       Cayman Islands

- ------------------------------------------------------------------------------

Number of shares           7)     Sole Voting Power        16,500,000*
Beneficially Owned         8)     Shared Voting Power ____________________
By Each Reporting          9)     Sole Dispositive Power   16,500,000*
Person With               10)     Shared Dispositive Power _______________

- ------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially Owned By Each Reporting
         Person:        16,500,000*

- ------------------------------------------------------------------------------

12)      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares: ____________________

- ------------------------------------------------------------------------------

13)      Percent of Class Represented By Amount in Row (11)   47.8

- ------------------------------------------------------------------------------

14)      Type of Reporting Person:   CO


*See discussion under Item 5 following.

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $1.00 per share of Wyman-Gordon Company, a Massachusetts corporation (the "Company"). The address of the principal executive offices of the Company is 244 Worcester Street, Grafton, Massachusetts 01536.


Item 2.  Identity and Background.

         This statement is being filed by Cooper Industries, Inc. ("Cooper"), CS Holdings Inc. ("CS Holdings") and CS Holdings International Inc.
("CS International").

Cooper, an Ohio corporation, is a diversified manufacturer of electrical products, electrical power equipment, tools and hardware, automotive products and petroleum and industrial equipment (On September 19, 1994, Cooper announced its intention to establish its petroleum and industrial equipment business as an independent, publicly traded company through an exchange offer expected to commence in the second quarter of 1995). The address of its principal business and principal office is 1001 Fannin, Suite 4000, Houston, Texas 77002.

CS Holdings, a Delaware corporation and a wholly-owned subsidiary of Cooper, is a holding company. The address of its principal business and principal office is 1209 Orange Street, Wilmington, Delaware 19801.

CS International, a Cayman Island corporation and a wholly-owned subsidiary of CS Holdings, is a holding company. The address of its principal business and principal office is Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, Cayman Islands, British West Indies.

         Schedule A attached hereto sets forth with respect to each director and executive officer of Cooper, CS Holdings and CS International the following information: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule A is a United States citizen, except Sir Ralph
H.  Robins, a director of Cooper, who is a citizen of the United Kingdom.

         During the last five years, none of Cooper, CS Holdings, CS International or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The 16,500,000 shares of common stock of the Company (the "Shares") were acquired by Cooper in exchange for all of the stock of Cameron Forged Products Company, a wholly-owned subsidiary of Cooper, pursuant to a Stock Purchase Agreement between Cooper and the Company dated as of January 10, 1994 (the "Stock Purchase Agreement"). On January 31, 1995, the Shares were transferred to CS Holdings as a contribution to capital by Cooper. On January 31, 1995, the Shares were transferred to CS International by CS Holdings as a contribution to capital by CS Holdings.

Item 4.  Purpose of Transaction.

         The Shares were issued to Cooper in connection with the acquisition by the Company of all of the shares of common stock of Cameron Forged Products Company, a wholly-owned subsidiary of Cooper. The Shares are being held directly by CS International, and indirectly by Cooper and CS Holdings, for investment purposes. All dispositions of the Shares will be subject to certain restrictions on dispositions agreed to by Cooper pursuant to an Investment Agreement between Cooper and the Company dated as of January 10, 1994 (the "Investment Agreement"). CS Holdings and CS International agreed to be bound by the terms of the Investment Agreement pursuant to an agreement dated January 31, 1995 between Cooper, CS Holdings, CS International and the Company (the "Transferee Agreement"), a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

         In the Investment Agreement, Cooper agreed that, so long as the Investment Agreement remains in effect, Cooper will not sell or otherwise dispose of or encumber any Company Voting Securities (as hereinafter defined), except: (a) to any wholly-owned subsidiary of Cooper which agrees to be bound by the Investment Agreement; (b) pursuant to a bona fide underwritten offering or other distribution of such Company Voting Securities registered under the Securities Act of 1933, as amended (the "Securities Act"); (c) pursuant to a bona fide underwritten offering or other distribution of securities of Cooper convertible into or exercisable or exchangeable for Company Voting Securities registered under the Securities Act; (d) pursuant to Rule 144 of the General Rules and Regulations under the Securities Act, or any successor rule of similar effect ("Rule 144"); or (e) pursuant to a tender offer or exchange offer if the Board of Directors of the Company has (i) recommended that shareholders of the Company accept such offer and such recommendation has not been withdrawn or (ii) expressed no opinion and remains neutral toward such offer; (f) pursuant to a merger or consolidation in which the Company is acquired, or a sale of all or substantially all of the Company's assets to another corporation or any other transaction approved by the Board of Directors of the Company. For purposes of the Investment Agreement, "Company Voting Securities" means (i) the Shares, (ii) any other Company securities entitled to vote generally for the election of directors of the Company, or (iii) any securities of the Company convertible into or exchangeable for or exercisable for Shares or any other Company securities entitled to vote generally for the election of directors of the Company.

         In the Investment Agreement, Cooper agreed to cause all Company Voting Securities beneficially owned by it or any wholly-owned subsidiary to which it has transferred any Company Voting Securities, and agreed to use reasonable efforts to cause all Company Voting Securities known by Cooper to be beneficially owned by "affiliates" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) of Cooper over which Cooper has control, to be present at all shareholder meetings of the Company at which the vote of common shareholders is sought so that they may be counted for the purpose of determining the presence of a quorum at such meetings.

         Cooper also agreed to vote or cause to be voted all Company Voting Securities beneficially owned by it or any wholly-owned subsidiary to which it has transferred any Company Voting Securities, and agrees to use reasonable efforts to cause to be voted all Company Voting Securities known by Cooper to be beneficially owned by its affiliates over which it has control, on all matters (including the election of directors) either in the manner recommended to shareholders by the Board of Directors of the Company, or, at Cooper's election, in the same proportion as the vote of the other shareholders of the Company. Notwithstanding the foregoing, Cooper, such wholly-owned subsidiaries of Cooper and such affiliates of Cooper over which it has control will not be obligated so to vote if the matter being voted on by the shareholders of the Company would, if approved, result in a breach of the Investment Agreement.

         Pursuant to the Investment Agreement, so long as the Investment Agreement remains in effect, Cooper and its controlled affiliates will not, directly or indirectly, acting alone or in concert with others, unless specifically requested or approved in advance by the Board of Directors of the
Company:

                 (a) in any manner acquire or agree, attempt, seek or propose to acquire (or make any request for permission with respect thereto), by purchase, merger, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other "group" (within the meaning of Section 13(d)(3) of the Exchange
         Act), or otherwise, ownership (including, but not limited to, beneficial ownership as defined in Rule 13d-3 under the

         Exchange Act) of any of the assets or businesses of the Company or any securities issued by the Company (the "Company Securities"), or any rights or options to acquire such ownership (including from a third party), except (i) as expressly permitted by the Investment Agreement or the Stock Purchase Agreement, or (ii) pursuant to customary business transactions in the ordinary course of the Company's and Cooper's business, or (iii) in the case of Company Securities, in connection with (A) a stock split or reverse stock split or other reclassification affecting outstanding Company Securities, or (B) a stock dividend or other pro rata distribution by the Company to holders of outstanding Company Securities;

                 (b) make, or cause to be made any proposal for the acquisition of the Company or any assets or businesses of the Company or Company Securities or for any other extraordinary transaction involving the Company, including, without limitation, any merger, or other business combination, restructuring, recapitalization, liquidation or similar transaction, except (i) as expressly permitted by the Investment Agreement or the Stock Purchase Agreement or (ii) proposals pursuant to customary business transactions in the ordinary course of the Company's and Cooper's business;

                 (c) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Company Securities;

                 (d) make, or any way cause or participate in, any "solicitation" of "proxies" to vote (as such terms are defined in Regulation 14A under the Exchange Act) with respect to the Company, or communicate with, seek to advise, encourage or influence any person or entity, in any manner, with respect to the voting of, any Company Securities, or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to the Company, or execute any written consent with respect to the Company;

                 (e) initiate, propose or otherwise solicit shareholders for the approval of one or more shareholder proposals with respect to the Company or induce or attempt to induce any other person to initiate any shareholder proposal, or (except as expressly permitted by the Investment Agreement) seek election to or seek to place a representative on the Board of Directors of the Company or seek the removal of any member of the Board of Directors of the Company;

                 (f) in any manner, agree, attempt, seek or propose (or make any request for permission with respect thereto) to deposit any Company Securities, directly or indirectly, in any voting trust or similar arrangement or to subject any Company Voting Securities to any other voting or proxy agreement, arrangement or understanding;

                 (g) disclose any intention, plan or arrangement, or make any public announcement (or request permission to make any such announcement), or induce any third party to take any action, inconsistent with the foregoing;

                 (h) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or

                 (i) advise, assist or encourage or finance (or assist or arrange financing to or for) any other person in connection with any of the foregoing.

         Pursuant to the Investment Agreement, the Company has agreed that it will use its best efforts to cause two persons designated by Cooper and reasonably acceptable to the Company to be elected to the Board of Directors of the Company and to serve as directors of the Company until their successors are duly elected and qualified. In the event that any such designee will cease to serve as a director for any reason, the Company has agreed in the Investment Agreement that it will use its best efforts to cause such vacancy resulting thereby to be filled by a designee of Cooper reasonably acceptable to the Company. The Investment Agreement provides that the Company will vote all shares for which the Company's management or Board of Directors holds proxies or is otherwise entitled to vote in favor of the election of the designees of Cooper except as may otherwise be provided by shareholders submitting such proxies.

         The Investment Agreement provides that the Company will not amend
(i) Article 6 of the Company's Articles of Organization (a fair price provision) in any manner which adversely affects Cooper or any other person to whom any of the Shares have been transferred in accordance with the terms of the Investment Agreement or (ii) the provision of the Company's By-Laws pursuant to which the Company has opted out of Chapter 110D of the Massachusetts General Laws. The Investment Agreement also provides that the Company will not amend the Rights Agreement or adopt any other rights or similar agreement, except that following prior consultation with Cooper, the Company may amend the Rights Agreement in accordance with the terms thereof if such amendment does not adversely affect Cooper or any other person to whom any of the Shares have been transferred in accordance with the terms of the Investment Agreement.

         The Investment Agreement will terminate on the earlier of (i) May 26, 2004 and (ii) the first date on which Cooper beneficially owns less than 5% of the outstanding Company Voting Securities.

         The Investment Agreement provides that the limitations on Cooper and its affiliates will terminate immediately and be of no further force and effect on the date that a Trigger Event (as defined below) occurs. For these purposes, "Trigger Event" means the occurrence of one or more of the following events, without Cooper's prior written consent:

                 (1) in connection with the issuance of Company Voting Securities (other than (x) issuances pursuant to the Company's current employee benefit plans or other customary employee benefit plans of the Company or (y) issuances in connection with bona fide capital raising programs pursuant to which the securities are sold for fair value, as approved by the Board of Directors of the Company, and the proceeds of which are invested in the businesses in which the Company or one or more of its subsidiaries are then engaged or (z) issuances for fair value, as determined by the Board of Directors of the Company, in connection with acquisitions by the Company or one of its wholly-owned subsidiaries primarily involving one or more Similar Businesses (as defined below), the failure to provide Cooper with the right to purchase, at the same price as the Company Voting Securities are being issued, that number or amount of Company Voting Securities which would enable Cooper to maintain its proportionate interest in the Company following such issuance;

                 (2)  a Change in Control of the Company (as defined below);

                 (3) a material acquisition or investment by the Company or one of its subsidiaries, other than an acquisition or investment by the Company or one of its wholly-owned subsidiaries primarily involving one or more Similar Businesses;

                 (4) a decline of at least 35% in the Consolidated Net Worth of the Company (as defined in the Investment Agreement) from the Consolidated Net Worth of the Company immediately following the consummation of the Sale Transaction (as defined in the Investment Agreement) after giving effect to the Sale Transaction (including the issuance of 16,500,000 Shares to Cooper), but not taking into account
         (A) any reduction in the Company's Consolidated Net Worth attributable to or taken in connection with or as a result of the Sale Transaction or the combination of the business acquired from Cooper with the Company's business and recorded in the Company's financial statements for any period ending on (and including) the end of the first full fiscal year of the Company after the consummation of the

         Sale Transaction or (B) any adjustments following the date of consummation of the Sale Transaction as a result of any changes in generally accepted accounting principles (including the implementation of SFAS 106) or any other regulatory changes or requirements applicable to the Company or its financial statements or (C) any adjustment resulting from any liability arising from or growing out of any matter or circumstance existing as of the time of the consummation of the Sale Transaction and relating to the business or assets acquired by the Company from Cooper but not reflected on the balance sheet of such business and assets or (D) any change in the translation component of shareholders' equity or (E) adjustments as a result of sales of the Company's accounts receivables pursuant to a bona fide receivables securitization program pursuant to which fair value is received for receivables so sold (as determined by the Company's Board of Directors, taking into account, among other things, any discount or credit enhancement features required by any securities rating agency) or (F) any adjustment resulting from a SFAS 109 valuation allowance recorded or reserved by the Company with respect to deferred tax assets that were included in or excluded from the Company's final APB No. 16 acquisition date balance sheet;

                 (5) any default or defaults by the Company or one of its subsidiaries under any indebtedness of the Company or its subsidiaries for money borrowed with a principal amount then outstanding, individually or in the aggregate, in excess of $5 million, which default will constitute a failure to pay any portion of the principal of each indebtedness at final maturity or will have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable without such indebtedness having been discharged, or such acceleration having been rescinded or annulled within a period of 30 days after maturity or acceleration;

                 (6) an Event of Bankruptcy (as defined in the Investment Agreement); or

                 (7) the failure of the Board of Directors of the Company to nominate at least two of Cooper's representatives for election to the Company's Board of Directors.

         The Investment Agreement further provides that the Company may not issue any securities having more than one vote per share (other than pursuant to the Rights Agreement) without the prior written consent of Cooper.

         For purposes of the Investment Agreement, (1) a "Change in Control of the Company" means (A) a merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company, in each case except for a transaction in which the Company's shareholders receive at least 50% of the stock of the surviving, resulting or acquiring corporation, (B) the acquisition by an individual, entity or group (excluding the Company or an employee benefit plan of the Company or a corporation controlled by the Company's shareholders) of shares of capital stock of the Company entitled to cast a majority of the votes entitled to be cast on matters submitted to the shareholders of the Company, or (C) a change in a majority of the members of any class of the Company's Board of Directors in connection with an "election contest" (as used in Rule 14a-11 under the Exchange Act); and (2) "Similar Businesses" means (A) businesses in which the Company or one or more of its subsidiaries are engaged, (B) any businesses involving products related to or complementary to the products of the Company or one or more of its subsidiaries or (C) any similar businesses providing customers of the Company or one or more of its subsidiaries with products or services similar to those provided by the Company or one or more of its subsidiaries.

         Pursuant to the Investment Agreement, Cooper and certain of its transferees will have the right to require the Company to file under the Securities Act up to three demand registrations of the Shares acquired by Cooper in the Acquisition (and any other Company securities issued in respect thereof) at the Company's expense (except that the Company will not be responsible for underwriting discounts and commissions or transfer taxes). Cooper will also have the right to an unlimited number of additional demand registrations under the Securities Act at Cooper's expense. Cooper also has the right, under certain circumstances, to "piggyback" registrations in the event that the Company registers securities for its own account or for the account of third parties. Cooper's demand and piggyback registration rights are subject to customary restrictions and limitations. In connection with any registration statement filed pursuant to these registration rights, Cooper and the Company will indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

         The foregoing summary of the Investment Agreement does not purport to be complete and is subject to the detailed provisions of the Investment Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

         Except as otherwise described herein, none of Cooper, CS Holdings or CS International, or to the best knowledge of Cooper, CS Holdings or CS International, any of the persons named in response to Item 2, has any current plans in respect of (i) the acquisition of additional securities of the Company or the disposition of any such securities, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the

Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person,
(viii) causing a class of securities of the Company to be delisted from a national securities exchange, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, Cooper, CS Holdings and CS International each beneficially own 16,500,000 shares of common stock of the Company, which represents approximately 47.8% of the outstanding shares of the Company's common stock. The Shares are owned directly by CS International and indirectly by CS Holding and Cooper.

         (b) Cooper, as the ultimate parent of each of CS Holdings and CS International, has the sole power to direct the voting and disposition of all of the Shares.

         (c) On January 31, 1995, Cooper contributed all of the Shares to CS Holdings Inc. On January 31, 1995, CS Holdings contributed all of the Shares to CS International.

         (d)     Not Applicable.

         (e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         As described in Item 4 hereof, the ability of Cooper, CS Holdings and CS International to dispose of and vote the Shares and the ability to acquire additional shares of common stock of the Company is restricted by the terms of the Investment Agreement and the Transferee Agreement. The information with respect to the Investment Agreement and the Transferee Agreement set forth in
Item 4 hereof and the Investment Agreement attached as Exhibit 99.1 hereto and the Transferee Agreement attached as Exhibit 99.2 hereto are hereby incorporated by reference.

         Other than as described above, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company of a nature required to be disclosed by Item 6.

Item 7.  Material to be Filed As Exhibits.

Exhibit 99.1  -  Investment Agreement dated as of January 10, 1994 by and between Cooper Industries, Inc. and Wyman-Gordon Company (previously filed as Exhibit 1).

Exhibit 99.2  -  Agreement dated as of January 31, 1995 among Cooper
                 Industries, Inc., CS Holdings Inc., CS Holdings International Inc. and Wyman-Gordon Company.

Exhibit 99.3  -  Agreement to File Joint Statements dated as of February 3,
                 1995 among Cooper Industries, Inc., CS Holdings Inc.
                 and CS Holdings International Inc.



                                   Signatures

         After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1995        COOPER INDUSTRIES, INC.



                               By:   /s/ Diane K. Schumacher
                                     --------------------------------
                                     Diane K. Schumacher
                                     Vice President, Administration
                                       and Corporate Secretary


Date:  February 3, 1995        CS HOLDINGS INC.



                               By:   /s/ Diane K. Schumacher
                                     --------------------------------
                                     Diane K. Schumacher
                                     Secretary


Date:  February 3, 1995        CS HOLDINGS INTERNATIONAL INC.



                               By:   /s/ Diane K. Schumacher
                                     --------------------------------
                                     Diane K. Schumacher
                                     Secretary

                                                                      SCHEDULE A


               Directors and Executive Officers of Group Members


         The names, business addresses and present principal occupations of the directors and executive officers of Cooper Industries, Inc. are set forth below. If no address is given, the director's or officer's business address is that of Cooper Industries, Inc. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Cooper, and each individual is a citizen of the United States of America. Directors are indicated by an asterisk.

Name, Business Address                  Present
   and Citizenship                Principal Occupation
- ----------------------            --------------------

Robert Cizik*                     Chairman of the Board and
                                    Chief Executive Officer

H. John Riley*                    President and Chief Operating
                                    Officer

Warren L. Batts*                  Chairman and Chief Executive
1717 Deerfield Road                 Officer
Deerfield, IL 60015               Premark International, Inc.

Clifford J. Grum*                 Chairman and Chief Executive
303 South Temple Drive              Officer
P.O. Drawer N                     Temple-Inland Inc.
Diboll, TX     75941

Harold S. Hook*                   Chairman and Chief Executive
2929 Allen Parkway                  Officer
Houston, TX  77019-2155           American General Corporation

Constantine S. Nicandros*         President and Chief Executive
600 North Dairy Ashford Rd.         Officer
P.O. Box 2197                     Conoco Inc.
Houston, TX  77252

Frank A. Olson*                   Chairman, Chief Executive Officer
225 Brae Boulevard                  and Chief Operating Officer
Park Ridge, NJ  07656-0713        The Hertz Corporation

John D. Ong*                      Chairman and Chief Executive
3925 Embassy Parkway                Officer
Akron, OH  44333-1799             The BFGoodrich Company

Sir Ralph H. Robins*              Chairman
Citizen of the United             Rolls-Royce plc
  Kingdom
65 Buckingham Gate
London SW1E 6AT England

Name, Business Address                 Present
   and Citizenship                Principal Occupation
- ----------------------            --------------------

A. Thomas Young*                  President and Chief Operating
6801 Rockledge Drive                Officer
Bethesda, MD  20817               Martin Marietta Corporation

Dewain K. Cross                   Senior Vice President, Finance

Ralph E. Jackson, Jr.             Executive Vice President,
                                    Operations

Larry W. McCurdy                  Executive Vice President,
                                    Operations

Carl J. Plesnicher, Jr.           Senior Vice President, Human
                                    Resources

Michael J. Sebastian              Executive Vice President,
                                    Operations

Nishan Teshoian                   Executive Vice President,
                                    Operations

Thomas W. Campbell                Vice President, Public Affairs

James A. Chokey                   Vice President and General Counsel

Walter F. DuPont                  Vice President, Information
                                    Services

Alan J. Hill                      Vice President and Treasurer

E. Daniel Leightman               Vice President, Taxes

D. Bradley McWilliams             Vice President, Finance

Diane K. Schumacher               Vice President, Administration and
                                    Corporate Secretary

Donald R. Sheley                  Vice President and Controller,
                                    Operations

Robert W. Teets                   Vice President, Environmental
                                    Affairs and Risk Management

David A. White, Jr.               Vice President, Corporate Planning
                                    and Development

Joseph D. Chamberlain             Controller, Accounting

         The names of the directors and executive officers of CS Holdings Inc. are set forth below.

         Name                                     Title
         ----                                     -----

E. Daniel Leightman                        Director and President

Alan J. Hill                               Director and Treasurer

Diane K. Schumacher                        Director and Secretary

         The names of the directors and executive officers of CS Holdings International Inc. are set forth below.

         Name                                     Title
         ----                                     -----
E. Daniel Leightman                        Director and President

Alan J. Hill                               Director and Treasurer

Diane K. Schumacher                        Director and Secretary

         The business address, principal occupation and nationality of each of the abovesaid directors and executive officers of CS Holdings Inc. and CS Holdings International Inc. are indicated above with respect to the information provided for Cooper Industries, Inc.

                                 EXHIBIT INDEX



Exhibit 99.1   -    Investment Agreement dated as of January 10, 1994 by and
                    between Cooper Industries, Inc. and Wyman-Gordon Company
                    (previously filed as Exhibit 1).

Exhibit 99.2   -    Agreement dated as of January 31, 1995 among Cooper
                    Industries, Inc., CS Holdings Inc., CS Holdings
                    International Inc. and Wyman-Gordon Company.


Exhibit 99.3   -    Agreement to File Joint Statements dated as of February 3,
                    1995 among Cooper Industries, Inc., CS Holdings Inc. and
                    CS Holdings International Inc.